EXHIBIT 12.1

CALPINE CORPORATION
Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income (loss) before income taxes	$(313)	$159	$173	$983	$20
Less:
Income from unconsolidated investments in power plants	(22)	(24)	(24)	(25)	(30)
Interest capitalized	(26)	(21)	(15)	(19)	(38)
Preferred securities dividend requirements of subsidiaries	—	—	—	—	(1)
Add:
Fixed charges	656	662	654	678	749
Amortization of capitalized interest	28	28	27	29	30
Distributions from equity method investments	28	21	25	13	27
Total Earnings:	$351	$825	$840	$1,659	$757
Fixed Charges (1):
Interest expense	$621	$631	$628	$645	$696
Interest capitalized	26	21	15	19	38
Approximation of interest in rental expense	9	10	11	14	15
Total Fixed Charges:	$656	$662	$654	$678	$749
Ratio of Earnings to Fixed Charges(2):	0.54	1.25	1.28	2.45	1.01
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(1)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.

(2)	The coverage ratio is less than one-to-one for the year ended December 31, 2017; thus, additional earnings of $305 million would have needed to be generated to cover the shortfall.